EXHIBIT 99.1

FLNG Hilli Episeyo departs Singapore

Golar LNG Limited announces today that the FLNG Hilli Episeyo departed Singapore at 10:00 local time on October 12. The earlier than anticipated departure reflects an operational decision to complete LNG bunkering in Cameroon rather than in Singapore.  The voyage to Cameroon is expected to take between 32 and 40 days.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda
October 12, 2017

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan